CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Global Medium-Term Notes, Series A	$3,855,340	$525.87

(1) Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

Pricing Supplement dated August 27, 2013 To the Prospectus dated July 19, 2013 and the Prospectus Supplement dated July 19, 2013 Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-190038

$3,855,340 Barclays Bank PLC Trigger Performance Securities

Linked to the WisdomTree Japan Hedged Equity Fund due August 31, 2018

Investment Description

Trigger Performance Securities (the “Securities”) are unsubordinated and unsecured debt obligations issued by Barclays Bank PLC (the “Issuer”) linked to the performance of the WisdomTree Japan Hedged Equity Fund (the “Underlying Equity”). If the Equity Return is positive, the Issuer will repay your principal amount at maturity plus pay a return equal to the Equity Return times the Participation Rate of 103.50%. If the Equity Return is zero or negative and the closing price of the Underlying Equity on the Final Valuation Date is equal to or greater than the Trigger Price, which is set to equal 76% of the Initial Price of the Underlying Equity, the Issuer will repay your principal amount at maturity. However, if the closing price of the Underlying Equity on the Final Valuation Date is less than the Trigger Price, the Issuer will repay less than the full principal amount, if anything, resulting in a loss that is proportionate to the negative Equity Return. Investing in the Securities involves significant risks. The Issuer will not pay any interest on the Securities. You may lose some or all of your principal. The Trigger Price is observed only on the Final Valuation Date, and the contingent repayment of principal applies only at maturity. Any payment on the Securities, including any repayment of principal, is subject to the creditworthiness of the Issuer and is not, either directly or indirectly, an obligation of any third party. If the Issuer were to default on its payment obligations, you may not receive any amounts owed to you under the Securities and you could lose your entire investment.

Features

❑	Growth Potential: At maturity, the Securities participate in any positive returns of the Underlying Equity at the Participation Rate. If the Equity Return is negative, investors may be exposed to the full decline in the Underlying Equity at maturity.
❑	Contingent Repayment of Principal at Maturity: If the Equity Return is zero or negative and the Final Price is equal to or greater than the Trigger Price, the Issuer will repay the principal amount at maturity. However, if the Final Price is less than the Trigger Price, the Issuer will repay less than the full principal amount, if anything, resulting in a loss to investors that is proportionate to the negative Equity Return. The contingent repayment of principal applies only if you hold the Securities to maturity. Any payment on the Securities, including any repayment of principal, is subject to the creditworthiness of the Issuer.

Key Dates

Trade Date: August 27, 2013
Settlement Date: August 30, 2013
Final Valuation Date1: August 28, 2018
Maturity Date1: August 31, 2018

[1]	Subject to postponement in the event of a market disruption event as described under “Reference Assets—Exchange-Traded Funds—Market Disruption Events for Securities with the Reference Asset Comprised of Shares or Other Interests in an Exchange-Traded Fund or Exchange-Traded Funds Comprised of Equity Securities” in the prospectus supplement.

NOTICE TO INVESTORS: THE SECURITIES ARE SIGNIFICANTLY RISKIER THAN CONVENTIONAL DEBT INSTRUMENTS. THE ISSUER IS NOT NECESSARILY OBLIGATED TO REPAY THE FULL PRINCIPAL AMOUNT OF THE SECURITIES AT MATURITY, AND THE SECURITIES CAN HAVE DOWNSIDE MARKET RISK SIMILAR TO THE UNDERLYING EQUITY. THIS MARKET RISK IS IN ADDITION TO THE CREDIT RISK INHERENT IN PURCHASING A DEBT OBLIGATION OF BARCLAYS BANK PLC. YOU SHOULD NOT PURCHASE THE SECURITIES IF YOU DO NOT UNDERSTAND OR ARE NOT COMFORTABLE WITH THE SIGNIFICANT RISKS INVOLVED IN INVESTING IN THE SECURITIES.

YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED UNDER “KEY RISKS” BEGINNING ON PAGE PS-5 AND UNDER “RISK FACTORS” BEGINNING ON PAGE S-6 OF THE PROSPECTUS SUPPLEMENT BEFORE PURCHASING ANY SECURITIES. EVENTS RELATING TO ANY OF THOSE RISKS, OR OTHER RISKS AND UNCERTAINTIES, COULD ADVERSELY AFFECT THE MARKET VALUE OF, AND THE RETURN ON, YOUR SECURITIES. YOU MAY LOSE SOME OR ALL OF YOUR INITIAL INVESTMENT IN THE SECURITIES.

Security Offering

We are offering Trigger Performance Securities linked to the WisdomTree Japan Hedged Equity Fund. The Securities are offered at a minimum investment of $1,000 (100 Securities).

Offering	Trigger Price	Initial Price	Participation Rate	CUSIP	ISIN
Securities linked to the WisdomTree	$33.60, which is 76%	$44.21	103.50%	06742D382	US06742D3825
Japan Hedged Equity Fund (DXJ)	of the Initial Price

See “Additional Information about Barclays Bank PLC and the Securities” on page PS-2 of this pricing supplement. The Securities will have the terms specified in the prospectus dated July 19, 2013, the prospectus supplement dated July 19, 2013 and this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these Securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

We may use this pricing supplement in the initial sale of the Securities. In addition, Barclays Capital Inc. or any other of our affiliates may use this pricing supplement in market resale transactions in any Securities after the initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market resale transaction.

The Securities constitute Barclays Bank PLC’s direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

	Initial Issue Price[1]	Underwriting Discount	Proceeds to Barclays Bank PLC
Per Security	$10.00	$0.35	$9.65
Total	$3,855,340	$134,936.90	$3,720,403.10
[1]	Our estimated value of the Securities on the Trade Date, based on our internal pricing models, is $9.212 per Security. The estimated value is less than the initial issue price of the Securities. See “Additional Information Regarding Our Estimated Value of the Securities” on page PS-2 of this pricing supplement.

UBS Financial Services Inc.	Barclays Capital Inc.

Additional Information about Barclays Bank PLC and the Securities

You should read this pricing supplement together with the prospectus dated July 19, 2013, as supplemented by the prospectus supplement dated July 19, 2013relating to our Global Medium-Term Securities, Series A, of which these Securities are a part. This pricing supplement, together with the documents listed below, contains the terms of the Securities and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement, as the Securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Securities.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

t	Prospectus dated July 19, 2013: http://www.sec.gov/Archives/edgar/data/312070/000119312513295636/d570220df3asr.htm
t	Prospectus supplement dated July 19, 2013: http://www.sec.gov/Archives/edgar/data/312070/000119312513295715/d570220d424b3.htm

Our SEC file number is 1-10257. References to “Barclays,” “Barclays Bank PLC,” “we,” “our” and “us” refer only to Barclays Bank PLC and not to its consolidated subsidiaries. In this document, “Securities” refers to the Trigger Performance Securities linked to the WisdomTree Japan Hedged Equity Fund that are offered hereby, unless the context otherwise requires.

Additional Information Regarding Our Estimated Value of the Securities

Our internal pricing models take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize, typically including volatility, interest rates, and our internal funding rates. Our internal funding rates (which are our internally published borrowing rates based on variables such as market benchmarks, our appetite for borrowing, and our existing obligations coming to maturity) may vary from the levels at which our benchmark debt securities trade in the secondary market. Our estimated value on the Trade Date is based on our internal funding rates. Our estimated value of the Securities may be lower if such valuation were based on the levels at which our benchmark debt securities trade in the secondary market.

Our estimated value of the Securities on the Trade Date is less than the initial issue price of the Securities. The difference between the initial issue price of the Securities and our estimated value of the Securities results from several factors, including any sales commissions to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Securities, the estimated cost which we may incur in hedging our obligations under the Securities, and estimated development and other costs which we may incur in connection with the Securities.

Our estimated value on the Trade Date is not a prediction of the price at which the Securities may trade in the secondary market, nor will it be the price at which Barclays Capital Inc. may buy or sell the Securities in the secondary market. Subject to normal market and funding conditions, Barclays Capital Inc. or another affiliate of ours intends to offer to purchase the Securities in the secondary market but it is not obligated to do so.

Assuming that all relevant factors remain constant after the Trade Date, the price at which Barclays Capital Inc. may initially buy or sell the Securities in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value on the Trade Date for a temporary period expected to be approximately 11 months after the initial issue date of the Securities because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Securities and other costs in connection with the Securities which we will no longer expect to incur over the term of the Securities. We made such discretionary election and determined this temporary reimbursement period on the basis of a number of factors, including the tenor of the Securities and any agreement we may have with the distributors of the Securities. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the initial issue date of the Securities based on changes in market conditions and other factors that cannot be predicted.

We urge you to read the “Key Risks” beginning on page PS-5 of this pricing supplement.

Investor Suitability

The Securities may be suitable for you if:

t	You fully understand the risks inherent in an investment in the Securities, including the risk of loss of your entire initial investment.
t	You can tolerate a loss of all or a substantial portion of your investment and are willing to make an investment that may have the same downside market risk as the Underlying Equity.
t	You seek an investment with a return linked to the performance of the Underlying Equity, and you believe the Underlying Equity will appreciate over the term of the Securities.
t	You are willing to forego dividends paid on the stocks included in the Underlying Equity and do not seek current income from this investment.
t	You are willing to hold the Securities to maturity, a term of approximately 5 years, and you are not seeking an investment for which there will be an active secondary market.
t	You are willing to assume the credit risk of Barclays Bank PLC, as issuer of the Securities, for all payments under the Securities and understand that if Barclays Bank PLC defaults on its payment obligations you may not receive any amounts owed to you under the Securities, including any repayment of principal.

The Securities may not be suitable for you if:

t	You do not fully understand the risks inherent in an investment in the Securities, including the loss of your entire initial investment.
t	You cannot tolerate the loss of all or a substantial portion of your investment, or you are not willing to make an investment that may have the same downside market risk as the Underlying Equity.
t	You do not seek an investment with exposure to the Underlying Equity, or you believe the Underlying Equity will depreciate over the term of the Securities.
t	You are unable or unwilling to hold the Securities to maturity, a term of approximately 5 years, and seek an investment for which there will be an active secondary market.
t	You prefer to receive dividends paid on the stocks included in the Underlying Equity or seek current income from this investment.
t	You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities and credit ratings that bear interest at a prevailing market rate.
t	You are not willing or are unable to assume the credit risk associated with Barclays Bank PLC, as issuer of the Securities, for any payments under the Securities, including any repayment of principal.

The suitability considerations identified above are not exhaustive. Whether or not the Securities are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the Securities in light of your particular circumstances. You should also review carefully the “Key Risks” beginning on page PS-5 of this pricing supplement as well as the “Risk Factors” beginning on page S-6 of the prospectus supplement for risks related to an investment in the Securities.

Final Terms1

Issuer:	Barclays Bank PLC
Issue Price:	$10 per Security
Term:	5 years
Reference Asset[2]	WisdomTree Japan Hedged Equity Fund (the “Underlying Equity”)
Participation Rate:	103.50%
Payment at Maturity (per $10 principal amount Security) :	•	If the Equity Return is positive, the
Issuer will repay the principal amount
plus pay a return equal to the Equity
Return multiplied by the Participation
Rate. Accordingly, the payment at
maturity per $10 principal amount
Security would be calculated as
follows:
$10 + [$10 × Equity Return × Participation Rate]
• If the Equity Return is equal to or less than 0% and the Final Price is equal to or greater than the Trigger Price, the Issuer will repay the full principal amount at maturity.
•	If the Equity Return is less than 0%
and the Final Price is less than the
Trigger Price, the Issuer will repay less
than the full principal amount at
maturity, if anything, resulting in a loss
to investors that is proportionate to the
depreciation of the Underlying Equity
over the term of the Securities.
Accordingly, the payment at maturity
per $10 principal amount Security
would be calculated as follows:
$10 + [$10 × Equity Return]
If the Underlying Equity closes below
the Trigger Price on the Final
Valuation Date, your principal is fully
exposed to any decline in the
Underlying Equity from the Initial
Price and you will lose some or all of
your investment at maturity.
Equity Return:	Final Price – Initial Price Initial Price
Trigger Price:	$33.60, which is 76% of the Initial Price of the Underlying Equity
Initial Price:	$44.21, which is the closing price of the Underlying Equity on the Trade Date.
Final Price:	The closing price of the Underlying Equity on the Final Valuation Date.
Calculation Agent:	Barclays Bank PLC
1	Terms used in this pricing supplement, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.
2	For a description of adjustments that may affect the reference asset, see “Reference Assets—Exchange-Traded Funds—Adjustments Relating to Securities with the Reference Asset Comprised of an Exchange-Traded Fund or Exchange-Traded Funds” in the prospectus supplement.

Investment Timeline

INVESTING IN THE SECURITIES INVOLVES SIGNIFICANT RISKS. YOU MAY LOSE SOME OR ALL OF YOUR PRINCIPAL AMOUNT. ANY PAYMENT ON THE SECURITIES, INCLUDING ANY REPAYMENT OF PRINCIPAL, IS SUBJECT TO THE CREDITWORTHINESS OF BARCLAYS BANK PLC. IF BARCLAYS BANK PLC WERE TO DEFAULT ON ITS PAYMENT OBLIGATIONS, YOU MAY NOT RECEIVE ANY AMOUNTS OWED TO YOU UNDER THE SECURITIES AND YOU COULD LOSE YOUR ENTIRE INVESTMENT.

Key Risks

An investment in the Securities involves significant risks. Some of the risks that apply to the Securities are summarized below, but we urge you to read the more detailed explanation of risks relating to the Securities generally in the “Risk Factors” section of the prospectus supplement. You should reach an investment decision only after you have carefully considered with your advisors the suitability of an investment in the Securities in light of your particular circumstances.

t	You Risk Losing Some or All of Your Principal — The Securities differ from ordinary debt securities in that the Issuer will not necessarily repay the full principal amount of the Securities. The Issuer will only pay you the principal amount of your Securities if the Final Price is equal to or greater than the Trigger Price and will only make such payment at maturity. If the Final Price is below the Trigger Price, the Issuer will pay you less than the full principal amount, if anything, resulting in a loss of your initial investment that is proportionate to the depreciation of the Underlying Equity from the Trade Date to the Final Valuation Date. Accordingly, if the Final Price has declined below the Trigger Price, you risk losing 100% of your principal.
t	Credit of Issuer — The Securities are unsecured debt obligations of the Issuer, Barclays Bank PLC and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Securities depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC may affect the market value of the Securities and, in the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Securities and you could lose your entire investment.
t	Contingent Repayment of Principal Applies Only If You Hold the Securities to Maturity — Barclays Bank PLC will pay you at least the principal amount of your Securities under the certain limited circumstances described in this pricing supplement only if you hold your Securities to maturity. The market value of the Securities may fluctuate between the date you purchase them and the Final Valuation Date. If you are able to sell your Securities in the secondary market prior to maturity, you may have to sell them at a loss relative to your initial investment even if the price of the Underlying Equity is above the Trigger Price. You should be willing to hold your Securities to maturity. Contingent repayment of principal at maturity is subject to the creditworthiness of Barclays Bank PLC and is not, either directly or indirectly, an obligation of any third party.
t	The Participation Rate Applies Only if You Hold the Securities to Maturity — You should be willing to hold your Securities to maturity. If you are able to sell your Securities prior to maturity in the secondary market, the price you receive likely will not reflect the full economic value of the Participation Rate or the Securities themselves, and the return you realize may be less than the product of the performance of the Underlying Equity and the Participation Rate and may be less than the Underlying Equity’s return itself, even if such return is positive. You can receive the full benefit of the Participation Rate only if you hold your Securities to maturity.
t	No Interest Payments — The Issuer will not make periodic interest payments on the Securities, and the return on the Securities is limited to the performance of the Underlying Equity from the Trade Date to the Final Valuation Date.
t	The Payment at Maturity on Your Securities is Not Based on the Price of the Underlying Equity at Any Time Other than the Final Valuation Date — The Final Price and the Equity Return will be based solely on the closing price of the Underlying Equity on the Final Valuation Date (subject to adjustments as described in the prospectus supplement). Therefore, if the price of the Underlying Equity drops precipitously on the Final Valuation Date, the payment at maturity on your Securities that the Issuer pays you may be significantly less than it would otherwise have been had the payment at maturity been linked to the price of the Underlying Equity at a time prior to such drop. Although the price of the Underlying Equity on the maturity date or at other times during the life of your Securities may be higher than the price of the Underlying Equity on the Final Valuation Date, you will not benefit from the price of the Underlying Equity at any time other than the Final Valuation Date.
t	Owning the Securities is Not the Same as Owning the Underlying Equity or the Stocks Comprising the Underlying Equity — The return on your Securities may not reflect the return you would realize if you actually owned the Underlying Equity or stocks included in the Underlying Equity. As a holder of the Securities, you will not have voting rights or rights to receive dividends or other distributions or other rights that holders of the Underlying Equity or holders of stocks included in the Underlying Equity would have.
t	Dealer Incentives — We, our affiliates and agents act in various capacities with respect to the Securities. We and our affiliates may act as a principal, agent or dealer in connection with the Securities. Such affiliates, including the sales representatives, will derive compensation from the distribution of the Securities and such compensation may serve as an incentive to sell these Securities instead of other investments. We will pay compensation of $0.35 per Security to the principals, agents and dealers in connection with the distribution of the Securities.
t	Limited Liquidity — The Securities will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Securities in the secondary market but are not required to do so and may cease any such market making activities at any time. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Securities easily. Because other dealers are not likely to make a secondary market for the Securities, the price at which you may be able to trade your Securities is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Securities.
t	Potential Conflicts — We and our affiliates play a variety of roles in connection with the issuance of the Securities, including acting as calculation agent and hedging our obligations under the Securities. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Securities.
t	Taxes — The U.S. federal income tax treatment of the Securities is uncertain and the Internal Revenue Service could assert that the Securities should be taxed in a manner that is different than described below. As discussed further in the accompanying prospectus supplement, the Internal Revenue Service issued a notice in 2007 indicating that it and the Treasury Department are actively considering whether, among other issues, you should be required to accrue interest over the term of an instrument such as the Securities and whether all or part of the gain you may recognize upon the sale or maturity of an instrument such as the Securities should be treated as ordinary income. Similarly, the Internal Revenue Service and the Treasury Department have current projects open with regard to the tax treatment of pre-paid forward contracts and contingent notional principal contracts. While it is impossible to anticipate how any ultimate guidance would affect the tax treatment of instruments such as the Securities (and while any such guidance may be issued on a prospective basis only), such guidance could be applied retroactively and could in any case increase the likelihood that you will be required to accrue income over the term of an instrument such as the Securities even though you will not receive any payments with respect to the Securities until maturity. The outcome of this process is uncertain. You should consult your tax advisor as to the possible alternative treatments in respect of the Securities.

t	Potentially Inconsistent Research, Opinions or Recommendations by Barclays, UBS Financial Services Inc. or Their Respective Affiliates — Barclays, UBS Financial Services Inc. or their respective affiliates and agents may publish research from time to time on financial markets and other matters that may influence the value of the Securities, or express opinions or provide recommendations that are inconsistent with purchasing or holding the Securities. Any research, opinions or recommendations expressed by Barclays, UBS Financial Services Inc. or their respective affiliates or agents may not be consistent with each other and may be modified from time to time without notice. You should make your own independent investigation of the merits of investing in the Securities and the Underlying Equity.
t	Potential Barclays Bank PLC Impact on Price — Trading or transactions by Barclays Bank PLC or its affiliates in the Underlying Equity, stocks comprising the Underlying Equity and/or over-the-counter options, futures or other instruments with returns linked to the performance of the Underlying Equity, or stocks comprising the Underlying Equity, may adversely affect the market price of the Underlying Equity and, therefore, the market value of the Securities.
t	Many Economic and Market Factors Will Impact the Value of the Securities — In addition to the price of the Underlying Equity on any day, the value of the Securities will be affected by a number of economic and market factors that may either offset or magnify each other, including:
t	the expected volatility of the Underlying Equity, the Underlying Index (as defined below) and securities comprising the Underlying Index;
t	the time to maturity of the Securities;
t	the dividend rate underlying the Underlying Equity;
t	interest and yield rates in the market generally;
t	a variety of economic, financial, political, regulatory or judicial events;
t	the supply and demand for the Securities; and
t	our creditworthiness, including actual or anticipated downgrades in our credit ratings
t	Certain Features of the Underlying Equity Will Impact the Value of the Securities — The performance of the Underlying Equity will not fully replicate the performance of the WisdomTree Japan Hedged Equity Index (the “Underlying Index”), and the Underlying Equity may hold securities not included in the Underlying Index. The value of the Underlying Equity to which your Securities are linked is subject to:
t	Management risk. This is the risk that the investment strategy for the Underlying Equity, the implementation of which is subject to a number of constraints, may not produce the intended results.
t	Derivatives risk. The Underlying Equity invests in derivatives, including forward contracts, futures contracts, options on futures contracts, options and swaps. A derivative is a financial contract, the value of which depends on, or is derived from, the value of an underlying asset such as a security or an index. Compared to conventional securities, derivatives can be more sensitive to changes in interest rates or to sudden fluctuations in market prices, and thus the Underlying Equity’s losses, and, as a consequence, the losses of your Securities, may be greater than if the Underlying Equity invested only in conventional securities.
t	The Underlying Equity May Underperform the Underlying Index — The performance of the Underlying Equity may not replicate the performance of, and may underperform, the Underlying Index. Unlike the Underlying Index, the Underlying Equity will reflect transaction costs and fees that will reduce its relative performance. Moreover, it is also possible that the Underlying Equity may not fully replicate or may, in certain circumstances, diverge significantly from the performance of the Underlying Index; for example, due to the temporary unavailability of certain securities in the secondary market, the performance of any derivative instruments contained in the Underlying Equity, differences in trading hours between the Underlying Equity and the Underlying Index or due to other circumstances. Because the payment due at maturity of your Securities is linked to the performance of the Underlying Equity and not the Underlying Index, the return on your Securities may be less than that of an alternative investment linked directly to the Underlying Index.
t	Non-U.S. Securities Markets Risk — The stocks comprising the Underlying Equity are issued by Japanese companies which trade on the Japanese securities markets. These Japanese securities markets may have less liquidity and may be more volatile than U.S. or other securities markets and market development may affect Japanese markets differently from U.S. or other securities markets. Also, there is generally less publicly available information about Japanese companies listed on such markets than about those of U.S. companies that are subject to expansive reporting requirements of the U.S. Securities and Exchange Commission. Japanese companies are subject to accounting, auditing and financial standards and requirements that differ from those applicable to U.S. reporting companies. Additionally, securities prices in Japan are subject to political, economic, financial and social factors that apply in Japan. These factors, which could negatively affect the Japanese securities markets, include the possibility of recent or future changes in the Japanese government’s economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to Japanese companies or investments in Japanese equity securities and the possibility of fluctuations in the rate of exchange between the Japanese yen and the U.S. dollar, the possibility of outbreaks of hostility and political instability and the possibility of natural disasters or adverse public health developments in Japan or Asia. Moreover, the Japanese economy may differ favorably or unfavorably from the U.S. economy in important respects such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

t	Currency Exchange Rate Risk — The Underlying Equity invests in securities that are traded and quoted in a foreign currency, the Japanese yen. Therefore, holders of the Securities will be exposed to currency exchange rate risk with respect to the Japanese yen. In particular, the value of the Japanese yen may be subject to a high degree of fluctuation due to changes in interest rates, the effects of monetary policies issued by the United States, the Japanese government, central banks or supranational entities, the imposition of currency controls or other national or global political or economic developments. An investor’s net exposure will depend on the extent to which the Japanese yen strengthens or weakens against the U.S. dollar. If the U.S. dollar strengthens against the Japanese yen, the value of securities in which the Underlying Equity invests will be adversely affected and the value of the Underlying Equity and the value of your Securities may decrease. Please see “Currency Hedge Risk” below for more information.
t	Currency Hedge Risk — The Underlying Equity seeks investment results that closely correspond to the price and yield performance, before fees and expenses, of the Underlying Index. The Underlying Index provides exposure to Japanese equity markets while at the same time seeking to neutralize exposure to fluctuations of the Japanese yen movements relative to the U.S. dollar. The Underlying Index is designed to have higher returns than an equivalent non-currency hedged investment when the Japanese yen is weakening relative to the U.S. dollar. Conversely, the Underlying Index is designed to have lower returns than an equivalent unhedged investment when the yen is rising relative to the U.S. dollar. The Underlying Index applies an applicable published WM/Reuters one-month currency forward rate to the total equity exposure to Japan to adjust the value of the Japanese yen against the U.S. dollar.

The Underlying Equity intends to enter into forward currency contracts or futures contracts designed to offset the Underlying Equity’s exposure to the Japanese yen. A forward currency contract is a contract between two parties to buy or sell a specific currency in the future at an agreed upon exchange rate. The amount of forward contracts and futures contracts in the Underlying Equity is based on the aggregate exposure of the Underlying Equity and Underlying Index to the Japanese yen. While this approach is designed to minimize the impact of currency fluctuations on the Underlying Equity’s returns, it does not necessarily eliminate the Underlying Equity’s exposure to the yen. The return of the forward currency contracts and currency futures contracts may not perfectly offset the actual fluctuations between the yen and the U.S. dollar. In addition, the Underlying Equity may not be fully hedged at all times in order to minimize transaction costs or for other reasons. Therefore the value of the Underlying Equity and the value of your Securities are subject to currency exchange rate risk between the U.S. dollar and the Japanese yen.

t	The Estimated Value of Your Securities Might Be Lower If Such Estimated Value Were Based on the Levels at Which Our Debt Securities Trade in the Secondary Market — The estimated value of your Securities on the Trade Date is based on a number of variables, including our internal funding rates. Our internal funding rates may vary from the levels at which our benchmark debt securities trade in the secondary market. As a result of this difference, the estimated value referenced above may be lower if such estimated value were based on the levels at which our benchmark debt securities trade in the secondary market. Also, this difference in funding rate as well as certain factors, such as sales commissions, selling concessions, estimated costs and profits mentioned below, reduces the economic terms of the Securities to you.
t	The Estimated Value of Your Securities is Lower than the Initial Issue Price of Your Securities — The estimated value of your Securities on the Trade Date is lower than the initial issue price of your Securities. The difference between the initial issue price of your Securities and the estimated value of the Securities is a result of certain factors, such as any sales commissions to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Securities, the estimated cost which we may incur in hedging our obligations under the Securities, and estimated development and other costs which we may incur in connection with the Securities.
t	The Estimated Value of the Securities is Based on Our Internal Pricing Models, Which May Prove to be Inaccurate and May be Different from the Pricing Models of Other Financial Institutions — The estimated value of your Securities on the Trade Date is based on our internal pricing models, which take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize. These variables and assumptions are not evaluated or verified on an independent basis. Further, our pricing models may be different from other financial institutions’ pricing models and the methodologies used by us to estimate the value of the Securities may not be consistent with those of other financial institutions which may be purchasers or sellers of Securities in the secondary market. As a result, the secondary market price of your Securities may be materially different from the estimated value of the Securities determined by reference to our internal pricing models.
t	The Estimated Value of Your Securities is not a Prediction of the Prices at Which You May Sell Your Securities in the Secondary Market, If Any, and Such Secondary Market Prices, If Any, Will Likely Be Lower than the Initial Issue Price of Your Securities and Maybe Lower than the Estimated Value of Your Securities — The estimated value of the Securities will not be a prediction of the prices at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Securities from you in secondary market transactions (if they are willing to purchase, which they are not obligated to do). The price at which you may be able to sell your Securities in the secondary market at any time will be influenced by many factors that cannot be predicted, such as market conditions, and any bid and ask spread for similar sized trades, and may be substantially less than our estimated value of the Securities. Further, as secondary market prices of your Securities take into account the levels at which our debt securities trade in the secondary market, and do not take into account our various costs related to the Securities such as fees, commissions, discounts, and the costs of hedging our obligations under the Securities, secondary market prices of your Securities will likely be lower than the initial issue price of your Securities. As a result, the price, at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Securities from you in secondary market transactions, if any, will likely be lower than the price you paid for your Securities, and any sale prior to the maturity date could result in a substantial loss to you.
t	The Temporary Price at Which We May Initially Buy the Securities in the Secondary Market and the Value We May Initially Use for Customer Account Statements, If We Provide Any Customer Account Statements at All, May Not Be Indicative of Future Prices of Your Securities — Assuming that all relevant factors remain constant after the Trade Date, the price at which Barclays Capital Inc. may initially buy or sell the Securities in the secondary market (if Barclays Capital Inc. makes a market in the Securities, which it is not obligated to do) and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value of the Securities on the Trade Date, as well as the secondary market value of the Securities, for a temporary period after the initial issue date of the Securities. The price at which Barclays Capital Inc. may initially buy or sell the Securities in the secondary market and the value that we may initially use for customer account statements may not be indicative of future prices of your Securities. Please see “Additional Information Regarding Our Estimated Value of the Securities” on page PS-2 for further information.

t	We and Our Affiliates May Engage in Various Activities or Make Determinations That Could Materially Affect Your Securities in Various Ways and Create Conflicts of Interest — We and our affiliates establish the offering price of the Securities for initial sale to the public, and the offering price is not based upon any independent verification or valuation. Additionally, the role played by Barclays Capital Inc., as a dealer in the Securities, could present it with significant conflicts of interest with the role of Barclays Bank PLC, as issuer of the Securities. For example, Barclays Capital Inc. or its representatives may derive compensation or financial benefit from the distribution of the Securities and such compensation or financial benefit may serve as an incentive to sell these Securities instead of other investments. We may pay dealer compensation to any of our affiliates acting as agents or dealers in connection with the distribution of the Securities. Furthermore, we and our affiliates make markets in and trade various financial instruments or products for their own accounts and for the account of their clients and otherwise provide investment banking and other financial services with respect to these financial instruments and products. These financial instruments and products may include securities, instruments or assets that may serve as the underliers or constituents of the underliers of the Securities. Such market making, trading activities, other investment banking and financial services may negatively impact the value of the Securities. Furthermore, in any such market making, trading activities, and other services, we or our affiliates may take positions or take actions that are inconsistent with, or adverse to, the investment objectives of the holders of the Securities. We and our affiliates have no obligation to take the needs of any buyer, seller or holder of the Securities into account in conducting these activities.

Hypothetical Examples and Return Table of the Securities at Maturity

The examples and table below illustrate the payment at maturity for a hypothetical offering of Securities under various scenarios, based on the Initial Price of $44.21, Trigger Price of $33.60 (76.00% of the Initial Price), the Participation Rate of 103.50% and the Final Prices as set forth below. The actual Final Price will be determined on the Final Valuation Date. Numbers in the examples and table below have been rounded for ease of analysis. These examples and table below do not take into account any tax consequences from investing in the Securities. We cannot predict the closing price of the Underlying Equity on any day during the term of the Securities, including on the Final Valuation Date. You should not take these examples or the table below as an indication or assurance of the expected performance of the Securities.

Final Price	Underlying Return	Payment at Maturity	Securities Total Return at Maturity
$88.42	100.00%	$20.350	103.500%
$84.00	90.00%	$19.315	93.150%
$79.58	80.00%	$18.280	82.800%
$75.16	70.00%	$17.245	72.450%
$70.74	60.00%	$16.210	62.100%
$66.32	50.00%	$15.175	51.750%
$61.89	40.00%	$14.140	41.400%
$57.47	30.00%	$13.105	31.050%
$53.05	20.00%	$12.070	20.700%
$48.63	10.00%	$11.035	10.350%
$46.42	5.00%	$10.518	5.175%
$44.21	0.00%	$10.00	0.00%
$42.00	-5.00%	$10.00	0.00%
$39.79	-10.00%	$10.00	0.00%
$35.37	-20.00%	$10.00	0.00%
$33.60	-24.00%	$10.00	0.00%
$30.95	-30.00%	$7.00	-30.00%
$26.53	-40.00%	$6.00	-40.00%
$22.11	-50.00%	$5.00	-50.00%
$17.68	-60.00%	$4.00	-60.00%
$13.26	-70.00%	$3.00	-70.00%
$8.84	-80.00%	$2.00	-80.00%
$4.42	-90.00%	$1.00	-90.00%
0.00	-100.00%	$0.00	-100.00%

Example 1 – The closing price of the Underlying Equity increases 10.00% from the Initial Price of $44.21 to a Final Price of $48.63, resulting in an Equity Return of 10.00%. Because the Equity Return of 10.00% is positive, the Issuer will pay a payment at maturity calculated as follows per $10 principal amount Security:

$10 + [$10 × Equity Return × Participation Rate]

$10 + [$10 × 10.00% × 103.50%] = $10 + $1.035 = $11.035

The payment at maturity of $11.035 per $10 principal amount Security represents a total return on the Securities of 10.035%.

Example 2 – The closing price of the Underlying Equity decreases 20.00% from the Initial Price of $44.21 to a Final Price of $35.37, resulting in an Equity Return of -20.00%. Because the Equity Return is equal to or less than 0% and the Final Price is equal to or greater than the Trigger Price, the Issuer will repay the principal amount of the Securities at maturity.

The payment at maturity of $10.00 per $10 principal amount Security represents a total return on the Securities of 0.00%.

Example 3 – The closing price of the Underlying Equity decreases 60.00% from the Initial Price of $44.21 to a Final Price of $17.68, resulting in an Equity Return of -60.00%. Because the Equity Return is less than 0% and the Final Price is less than the Trigger Price, the Issuer will pay a payment at maturity calculated as follows per $10 principal amount Security:

$10 + [$10 × Equity Return]

$10.00 + [$10.00 × -60.00%] = $4.00

The payment at maturity of $4.00 per $10 principal amount Security represents a loss on the Securities of 60%, which is equal to the Equity Return of -60.00%.

If the Equity Return is negative and the Final Price is less than the Trigger Price, at maturity the Issuer will pay less than the full principal amount resulting in a loss to investors that is equal to the depreciation of the Underlying Equity from the Trade Date to the Final Valuation Date.

What are the material tax consequences of the Securities?

The material tax consequences of your investment in the Securities are summarized below. The discussion below supplements the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement. As described in the prospectus supplement, this section applies to you only if you are a U.S. holder (as defined in the accompanying prospectus supplement) and you hold your Securities as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement (for example, if you did not purchase your Securities in the initial issuance of the Securities).

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, it would be reasonable to treat your Securities in the manner described below. This opinion assumes that the description of the terms of the Securities in this pricing supplement is materially correct.

The U.S. federal income tax consequences of your investment in the Securities are uncertain and the Internal Revenue Service could assert that the Securities should be taxed in a manner that is different than described below. Pursuant to the terms of the Securities, Barclays Bank PLC and you agree, in the absence of a change in law or an administrative or judicial ruling to the contrary, to characterize your Securities as a pre-paid cash-settled derivative contract with respect to the Underlying Equity. Subject to the discussion of Section 1260 of the Internal Revenue Code of 1986, as amended, (the “Code”) below, if your Securities are so treated, you should generally recognize capital gain or loss upon the sale or maturity of your Securities in an amount equal to the difference between the amount you receive at such time and the amount you paid for your Securities. Such gain or loss should generally be long-term capital gain or loss if you have held your Securities for more than one year.

Although not entirely clear, it is possible that the purchase and ownership of the Securities could be treated as a “constructive ownership transaction” with respect to the Underlying Equity that is subject to the constructive ownership rules of Section 1260 of the Code. If your Securities were subject to the constructive ownership rules, then any long-term capital gain that you realize upon the sale or maturity of your Securities would be recharacterized as ordinary income to the extent that such long-term capital gain exceeds the amount of long-term capital gain that you would have realized had you purchased the actual number of shares of the Underlying Equity referenced by your Securities on the date that you purchased your Securities and sold those shares on the date of the sale or maturity of the Securities (the “Excess Gain Amount”), and you would be subject to an interest charge on the deferred tax liability with respect to such Excess Gain Amount. Because, in general, the maturity payment of the Securities will only reflect the appreciation or depreciation in the value of the shares of the Underlying Equity and will not be determined by reference to any short-term capital gains or ordinary income, if any, that is recognized by holders of shares of the Underlying Equity, we believe that it is more likely than not that the Excess Gain Amount should be equal to zero, and that the application of the constructive ownership rules should accordingly not have any adverse effects to you. However, it is possible that the Excess Gain Amount could be greater than zero if the Internal Revenue Service successfully asserts that the number of Underlying Equity shares used to determine the Excess Gain Amount should be calculated by dividing the amount you paid for your Securities by the Underlying Equity share price on the date you acquired your Securities, as opposed to making such determination based on the actual number of Underlying Equity shares that, after taking into account the Participation Rate, are effectively referenced in determining the actual return on your Securities. In addition, the Excess Gain Amount could be greater than zero if you purchase your Securities for an amount that is less than the principal amount of the Securities or if the return on the Securities is adjusted to take into account any extraordinary dividends that are paid on the shares of the Underlying Equity. Furthermore, if another exchange traded fund is substituted for the Underlying Equity, the Excess Gain Amount could be greater than zero if you would have recognized short-term capital gain if you had directly owned the Underlying Equity and sold the Underlying Equity to purchase its substitute. You should be aware that, if the Securities are subject to the constructive ownership rules, the Excess Gain Amount will be presumed to be equal to all of the gain that you recognize in respect of the Securities (in which case all of such gain would be recharacterized as ordinary income that is subject to an interest charge) unless you provide clear and convincing evidence to the contrary. Because the application of the constructive ownership rules to the Securities is unclear, you are strongly urged to consult your tax advisor with respect to the possible application of the constructive ownership rules to your investment in the Securities.

As discussed further in the accompanying prospectus supplement, the Treasury Department and the Internal Revenue Service are actively considering various alternative treatments that may apply to instruments such as the Securities, possibly with retroactive effect. Other alternative treatments for your Securities may also be possible under current law. For example, it is possible that the Securities could be treated as a debt instrument that is subject to the special tax rules governing contingent payment debt instruments. If your Securities are so treated, you would be required to accrue interest income over the term of your Securities and you would recognize gain or loss upon the sale or maturity of your Securities in an amount equal to the difference, if any, between the amount you receive at such time and your adjusted basis in your Securities. Any gain you recognize upon the sale or maturity of your Securities would be ordinary income and any loss recognized by you at such time would generally be ordinary loss to the extent of interest you included in income in the current or previous taxable years with respect to your Securities, and thereafter would be capital loss.

For a further discussion of the tax treatment of your Securities as well as other possible alternative characterizations, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—Certain Securities Treated as Forward Contracts or Derivative Contracts” in the accompanying prospectus supplement. You should consult your tax advisor as to the possible alternative treatments in respect of the Securities. For additional, important considerations related to tax risks associated with investing in the Securities, you should also examine the discussion in “Selected Risk Considerations—Taxes”, in this pricing supplement.

Description of the Underlying Equity

We have derived all information contained in this pricing supplement regarding the WisdomTree Japan Hedged Equity Fund (referred to in this section as the “ETF”) including, without limitation, its make-up, method of calculation and changes in its components, from the ETF’s prospectus dated August 1, 2013 and other publicly available information. Such information reflects the policies of, and is subject to change by the issuer of the ETF, WisdomTree Trust (the “Trust”), and WisdomTree Asset Management, Inc., which has overall responsibility for the general management and administration of the Trust and the ETF. We have not independently verified such information.

The ETF seeks investment results that closely correspond to the price and yield performance, before fees and expenses, of the WisdomTree Japan Hedged Equity Index, the ETF’s “Underlying Index,” which is provided by WisdomTree Investments, Inc. The Underlying Index provides exposure to Japanese equity markets while at the same time seeking to neutralize exposure to fluctuations of the Japanese yen movements relative to the U.S. dollar. In this sense, the Underlying Index “hedges” against fluctuations in the relative value of the yen against the U.S. dollar. The Underlying Index is designed to have higher returns than an equivalent non-currency hedged investment when the yen is weakening relative to the U.S. dollar. Conversely, the Underlying Index is designed to have lower returns than an equivalent unhedged investment when the yen is rising relative to the U.S. dollar. The Underlying Index applies an applicable published WM/Reuters one-month currency forward rate to the total equity exposure to Japan to adjust the value of the Japanese yen against the U.S. dollar.

The Underlying Index consists of dividend-paying companies incorporated in Japan and traded on the Tokyo Stock Exchange that derive less than 80% of their revenue from sources in Japan. By excluding companies that derive 80% or more of their revenue from Japan, the Underlying Index is tilted towards companies with a more significant global revenue base. Eligibility requirements include: (i) payment of at least $5 million in cash dividends on common shares in the annual cycle prior to the annual Underlying Index rebalance; (ii) market capitalization of at least $100 million as of the Underlying Index rebalance; (iii) average daily trading volume of at least $100,000 for the three months preceding the Underlying Index rebalance; (iv) a calculated volume factor (the average daily trading volume for three months preceding the Underlying Index rebalance divided by the weight of the security in the Index) that is greater than $200 million; and (v) trading of at least 250,000 shares per month for each of the six months preceding the Underlying Index rebalance. Securities are weighted in the Underlying Index based on dividends paid over the prior annual cycle. Companies that pay more total dollar amount of dividends are more heavily weighted. At the time of the Underlying Index’s annual rebalance, the maximum weight of any single security in the Underlying Index is capped at 5% and the maximum weight of any one sector in the Underlying Index is capped at 25%. In response to market conditions, security and sector weights may fluctuate above the specified cap between annual Underlying Index rebalance dates. In the event that a company has a calculated volume factor that is less than $400 million as of the annual Underlying Index rebalance, its weight in the Underlying Index will be reduced such that its weight equals its weight prior to the adjustment multiplied by a fraction of its calculated volume factor divided by $400 million.

The ETF employs a “passive management” — or indexing — investment approach designed to track the performance of the Underlying Index. The ETF generally uses a representative sampling strategy to achieve its investment objective, meaning it generally will invest in a sample of securities whose risk, return and other characteristics closely resemble the risk, return and other characteristics of the Underlying Index as a whole. Under normal circumstances, at least 95% of the ETF’s total assets (exclusive of collateral held from securities lending) will be invested in component securities of the Underlying Index and investments that have economic characteristics that are substantially identical to the economic characteristics of such component securities. To the extent the Underlying Index concentrates (i.e., holds 25% or more of its total assets in the securities of a particular industry or group of industries), the Underlying Equity will concentrate its investments to approximately the same extent as its Underlying Index. As of July 31, 2013, the ETF held stocks of Japanese companies in the following industry sectors: Industrials (25.04%), Consumer Discretionary (23.77%), Information Technology (14.71%), Health Care (10.16%), Consumer Staples (9.20%), Materials (9.15%), and Financials (7.19%). The ETF also may invest its assets in cash and cash equivalents, as well as in shares of other investment companies, forward contracts, futures contracts, options on futures contracts, options, and swaps.

The ETF intends to enter into forward currency contracts or futures contracts designed to offset the ETF’s exposure to the Japanese yen. A forward currency contract is a contract between two parties to buy or sell a specific currency in the future at an agreed upon exchange rate. The amount of forward contracts and futures contracts in the ETF is based on the aggregate exposure of the ETF and Underlying Index to the Japanese yen. While this approach is designed to minimize the impact of currency fluctuations on the ETF’s returns, it does not necessarily eliminate the ETF’s exposure to the yen. The return of the forward currency contracts and currency futures contracts may not perfectly offset the actual fluctuations between the yen and the U.S. dollar.

As of August 1, 2013, the net expense ratio of the ETF is expected to accrue at an annual rate of 0.48% of the ETF’s daily net asset value. Expenses of the ETF reduce the net value of the assets held by the ETF and, therefore, reduce the value of the shares of the ETF.

Information filed by the Trust with the SEC under the Securities Act of 1933, the Investment Company Act of 1940 and, where applicable, the Securities Exchange Act of 1934 can be found by reference to its SEC file number: 333-132380 and 811-21864. The ETF’s website is http://www.wisdomtree.com/etfs/fund-details.aspx?etfid=18#overview. Shares of the ETF are listed on the NYSE Arca under ticker symbol “DXJ.” Information from outside sources is not incorporated by reference in, and should not be considered part of, this pricing supplement or any accompanying prospectus.

Historical Information

The following table sets forth the quarterly high and low closing prices for the WisdomTree Japan Hedged Equity Fund, based on daily closing prices on the NYSE Arca, as reported by Bloomberg. The closing price of the Underlying Equity on August 27, 2013 was $44.21. The historical performance of the Underlying Equity should not be taken as an indication of the future performance of the Underlying Equity during the term of the Securities.

Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Quarterly Close
1/2/2008	3/31/2008	$50.80	$46.12	$48.49
4/1/2008	6/30/2008	$53.18	$47.72	$49.09
7/1/2008	9/30/2008	$48.70	$40.38	$42.35
10/1/2008	12/31/2008	$42.15	$30.62	$39.39
1/2/2009	3/31/2009	$38.70	$28.75	$32.78
4/1/2009	6/30/2009	$38.92	$33.13	$37.97
7/1/2009	9/30/2009	$41.72	$37.23	$40.60
10/1/2009	12/31/2009	$40.60	$37.35	$39.33
1/1/2010	3/31/2010	$42.74	$39.90	$42.24
4/1/2010	6/30/2010	$42.88	$35.57	$35.64
7/1/2010	9/30/2010	$37.19	$34.73	$36.02
10/1/2010	12/31/2010	$38.74	$34.55	$38.17
1/3/2011	3/31/2011	$41.21	$33.50	$36.87
4/1/2011	6/30/2011	$37.23	$34.39	$36.14
7/1/2011	9/30/2011	$37.06	$31.56	$32.52
10/1/2011	12/30/2011	$33.06	$30.49	$31.34
1/2/2012	3/30/2012	$37.02	$31.40	$36.90
4/1/2012	6/29/2012	$36.71	$30.08	$33.18
7/1/2012	9/28/2012	$33.42	$30.34	$31.62
10/1/2012	12/31/2012	$36.88	$30.77	$36.88
1/2/2013	3/28/2013	$44.23	$36.66	$43.18
4/1/2013	6/30/2013	$52.91	$40.82	$45.61
7/1/2013	8/27/2013*	$49.48	$44.21	$44.21
*	As of the date of this pricing supplement information for the third calendar quarter of 2013 includes data for the period from July 1, 2013 through August 27, 2013. Accordingly the “Quarterly High,” “Quarterly Low,” and “Quarterly Close” data indicated are for this shortened period only and do not reflect complete data for the third quarter of 2013.

The graph below illustrates the performance of the WisdomTree Japan Hedged Equity Fund from January 2, 2008 to August 27, 2013. The dotted line represents the Trigger Price of $33.60, which is equal to 76.00% of the closing price on August 27, 2013.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

The graph set forth above shows the historical performance of the Underlying Equity based on the daily closing price of the Underlying Equity. We obtained the Underlying Equity closing prices above from Bloomberg, L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg, L.P. Historical performance of the Underlying Equity is not an indication of future performance. Future performance of the Underlying Equity may differ significantly from historical performance, either positively or negatively. We cannot give you assurance that the performance of the Underlying Equity will result in the return of any of your initial investment.

Supplemental Plan of Distribution

We have agreed to sell to Barclays Capital Inc. and UBS Financial Services Inc., together the “Agents”, and the Agents have agreed to purchase, all of the Securities at the price indicated on the cover of this pricing supplement, the document that has been filed pursuant to Rule 424(b)(2) and contains the final pricing terms of the Securities. UBS Financial Services Inc. may allow a concession not in excess of the underwriting discount set forth on the cover of this pricing supplement to its affiliates.

We or our affiliates have entered or will enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the Securities and the Agents and/or an affiliate may earn additional income as a result of payments pursuant to the swap, or related hedge transactions.

We have agreed to indemnify the Agents against liabilities, including certain liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the Agents may be required to make relating to these liabilities as described in the prospectus and the prospectus supplement. We have agreed that UBS Financial Services Inc. may sell all or a part of the Securities that it purchases from us to its affiliates at the price that is indicated on the cover of this pricing supplement that is available in connection with the sale of the Securities.